

March 22, 2024

Michael Tokich
Senior Vice President and Chief Financial Officer
STERIS plc
70 Sir John Rogerson's Quay
Dublin 2, Ireland D02 R296

Re: STERIS plc
Form 10-K for the Year Ended March 31, 2023

Dear Michael Tokich:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended March 31, 2023

Results of Operations, page 31

1. Based on the disclosures in financial statement Notes 8 and 11, it appears that your operations in Ireland comprised 40% of your 2023 consolidated pre-tax income even though the revenue from these operations comprised less than 2% of consolidated revenue. Consequently, it appears that an expanded disclosure about your operations in Ireland is necessary to an understanding of your operating results. Please disclose why the operations in Ireland appear to comprise a disproportionate share of your consolidated pre-tax income. Identify the specific economic, geographic, and business factors that have enabled your operations in Ireland to generate levels of pre-tax income that exceeded 83%, 107%, and 101% of corresponding Irish revenues in 2023, 2022 and 2021 respectively. Explain how these profit margins are possible given that less than 4% of your reported property, plant and equipment is in Ireland. Explain why your Irish pre-tax income has increased from 4% of your consolidated pre-tax income in 2019 to 40% in 2023. Explain how your allocation of interest expense impacts an understanding of the reported pre-tax income amounts for your operations in Ireland. Please address any material unusual or nonrecurring items that have had, or are expected to have, an impact

on the profitability of your Irish operations. The disclosure should enable readers to accurately assess the correlation between your reported Irish revenues and pre-tax income amounts. See Item 303 of Regulation S-K.

<u>Business Segment Results of Operations, page 34</u>

2.   Please disclose the extent to which segment revenue variances were attributable to changes in prices <u>or</u> to changes in volume. In this regard, the existing disclosures attribute the variances to "increases in volume and pricing" so it is not clear whether the price and volume changes had equal or disproportionate impacts. See the related guidance in Item 303(b)(2)(iii) of Regulation S-K.

<u>Note 8, page 80</u>

3.   Please provide us with a quantified analysis that explains how you calculated the reported $62,664 Ireland operations 2023 pre-tax income amount. Please explain whether there are any material differences in how this amount was derived versus how the $74,463 Irish revenue amount on page 94 was derived. Please quantify the impact of such differences. Tell us whether the reported amounts for 2022 and 2021 were determined in the same manner. We may have further comment.

     In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 with any questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services